Exhibit 4.43

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

This code of conduct (the “Code”) applies to all directors, officers, employees, consultants and contractors (“Representatives”) of Olympus Pacific Minerals Inc. and its subsidiaries (collectively, the “Company”) at all times and everywhere we do business.  This Code reflects our commitment to a culture of honesty, integrity, fairness and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

We require the highest standards of professional and ethical conduct from our Representatives.  Our reputation for honesty and integrity is important for the success of our business.  The Company will not tolerate Representatives that achieve results through violations of laws or regulations, or through unscrupulous dealings.

We aim for our business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which we operate.  Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

This Code is not a complete code of conduct.  In discharging their duties, Representatives must also comply with:

a)	the laws, rules and regulations of the jurisdictions where they carry out their duties to the Company and all jurisdictions where the Company conducts its business activities; and

b)	all corporate policies, which address many of the following expectations in more detail including, without limitation, the following principal corporate policies:

i)	Public Disclosure Policy;

ii)	Securities Trading Policy;

iii)	Anti-Bribery and Anti-Corruption Policy;

iv)	Whistleblower Policy and;

v)	End-User ICT Acceptable Use Policy.

Employees must not assume that questionable activities not covered by or specifically prohibited by this Code or any other Company policy are permissible. If a situation exists or arises where a Representative is in doubt, the Representative should seek advice from senior management.

2.	Specifics of the Code

2.1.	Compliance with Laws, Rules and Regulations

We have a responsibility to monitor and comply with all applicable laws and regulations in all of our activities worldwide.  Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is important for our reputation and continued success.  We must respect and obey the laws of the cities, states and countries in which we operate and avoid even the appearance of impropriety.   Representatives who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including dismissal or termination from the Company.

2.2.	Standards of Professional Ethics

The Company’s reputation is of paramount importance. Accordingly, the Company’s business must be pursued ethically and with honesty, integrity, fairness and accountability, with the expectation that these activities will become a matter of public knowledge.

2.3.	Conflicts of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company.  A conflict of interest could arise where:

•	an individual’s personal interests interfere, or appear to interfere, in any way, with the interests of the Company;

•	an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of the Company; or

•	an individual, in particular a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting on such contract or transaction as required by applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to a member of senior management who is independent of the potential conflict and who will assess the issue with the advice of the General Counsel, as necessary.  For unresolved potential conflicts involving any employee or where a member of senior management or a board member is involved in a potential conflict, the issue should be referred to the Board of Directors (assisted by the Nominating and Corporate Governance Committee and the General Counsel, as necessary).

2.4.	Corporate Opportunities

Representatives owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board has, after receiving the necessary information concerning such opportunity and receiving advice of the General Counsel as necessary, elected not to avail itself of the opportunity in compliance with applicable corporate law.  Any director interested in a corporate opportunity being considered by the Board shall refrain from voting on such matter as required by applicable law.

If a Representative has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who is independent of the potential conflict and who will assess the issue with the advice of the General Counsel, as necessary.

2.5.	Confidentiality

Representatives must preserve and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is expressly authorized or legally mandated.

The obligation to preserve confidential information continues even after a Representative leaves the Company.  The Company’s Public Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all material information that has not been generally disclosed. Particular care must be taken with respect to information that may be of use to competitors, or that may be harmful to the Company or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.

2.6.	Protection and Proper Use of Company Assets

Representatives should all endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported to an individual’s manager or to a member of senior management for investigation.

Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management.  Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors.  Examples of proprietary information are intellectual property, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after a Representative leaves the Company.

2.7.	Fair Dealing

We should all endeavor to deal fairly with the Company’s customers, suppliers, service providers, competitors and the other employees of the Company.  No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

2.8.	Compliance with Environmental Laws

The Company is sensitive to the environmental, health and safety consequences of its operations.  Accordingly, the Company’s policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates.  If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should immediately discuss the matter with his or her manager or with a member of senior management.

2.9.	Equal Opportunity

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment free from any form of unwarranted discrimination.

In particular, the Company will not discriminate on the basis of age, color, creed, disability, ethnic origin, gender, marital status, national origin, political belief, race, religion or sexual orientation unless required for occupational reasons as permitted by law.

2.10.	Harassment

All Representatives have a right to work in an environment free from all forms of harassment and, accordingly, any form of harassment is unacceptable. Harassment is defined as any unwanted conduct or comment that is intimidating, hostile or offensive in the work environment.

2.11.	Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices.  The Company is committed to keeping its workplaces free from hazards.  Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a manager or other designated person.  In order to protect the safety of all employees, employees must perform their function free from the influence of any substance (including alcohol and drugs) that could prevent them from conducting work activities safely and effectively.

2.12.	Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions, to meet our reporting obligations to our stakeholders and to comply with securities laws and stock exchange regulations in the jurisdictions in which the Company has public company status including both periodic financial reporting and ongoing disclosure requirements.  The Company’s accounting and other records are relied upon to produce reports for management, shareholders, creditors, governmental agencies and other stakeholders.

Full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, securities regulators and stock exchanges and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under applicable securities laws and to meet the expectations of our shareholders and other members of the investment community.  In preparing such reports and documents and other public communications, the following guidelines should be adhered to:

•	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

•	no accounting records should contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal auditors or the independent auditors; and

•	compliance with the Company’s system of internal controls is required.

If any Representative has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns to the Chief Financial Officer or a member of the Audit Committee of the Board.

Business records and communications can become public through legal or regulatory investigations or the media.  We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including e-mail and informal notes or interoffice memos.  Records should be retained and destroyed in accordance with the Company’s records retention policy in effect from time to time.

2.13.	Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work.  Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose.  You should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

Your messages (including voice mail) and computer information are considered the property of the Company and you should not have any expectation of privacy.  Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes.  Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

2.14.	Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services.  In some cultures they play an important role in business relationships.  However, a problem may arise when such courtesies compromise, or appear to compromise, our ability to make objective and fair business decisions.  The same rules apply to Representatives offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that influences, or might be perceived to unfairly influence a business relationship or that is of such value so as to constitute a real personal enrichment of the recipient, shall be avoided.

The value of any gifts should be nominal, both with respect to frequency and amount.  Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate.  Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals.  If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult with senior management, the Executive Chairman, the Chief Executive Officer or the General Counsel and ask yourself whether or not the gift or item is legal, business related, moderate and reasonable, whether or not public disclosure of the gift would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favors.

2.15.	Sustainability

The Company is committed to being a responsible member of the global community and the countries in which the Company operates. To that end, the Company will pursue its business activities to the greatest extent possible with a focus on sustainability.

Accordingly, Representatives are encouraged to engage in activities beneficial to their local community. While normally these activities should occur outside work hours, Representatives may occasionally engage in community activities during work hours with the approval of senior management as long as the activities do not interfere with the employee’s job responsibilities.

3.	Reporting of any Illegal or Unethical behavior

We have a strong commitment to conduct our business in a lawful and ethical manner.  Employees are encouraged to report violations of laws, rules, regulations or this Code to their manager or a member of senior management.  We prohibit retaliatory action against any employee who, in good faith, reports a possible violation.  It is unacceptable to file a report knowing it to be false.

We have adopted a Whistleblower Policy which provides for procedures for reporting any breach or suspected breach of law, this Code or any of the Company’s policies. You may choose to remain anonymous in reporting any possible violation of this Code, and all reports will remain confidential. A copy of the Whistleblower Policy can be found on the Company’s website or requested from your manager or a member of senior management.

4.	Amendment, Modification and Waivers of the Code of Business Conduct and Ethics

The Code may be amended or modified by the Board of Directors and waivers may be granted by the Nominating and Corporate Governance Committee or a vote of the directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.

5.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter.  There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.  In those circumstances or if you have any questions concerning your obligations under this Code we encourage you to use your common sense, and to contact your manager or a member of senior management for guidance.  Senior management or directors are encouraged to consult with the Executive Chairman, the Chief Executive Officer or General Counsel or such other senior officer of the Company as may be determined appropriate.

6.	Policy Review, Training and Discipline

6.1.	Annual review

This Code will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time provided that such review will occur no less frequently than annually.

Any amendments to this policy will be subject to approval by the Company’s Board of Directors.

Representatives are strongly encouraged to actively consider the Company’s business practices and to offer suggestions as to how to improve the Company’s commitment to honesty, integrity and accountability in its business practices.

6.2.	Annual Certification and Training

All Representatives must:

•	be provided with a copy of this Code and accept the terms thereof;

•	attend training programs, if requested by the Company, to ensure awareness of the Code.

In addition, all directors and officers of the Company, together with any Representatives specified by the Board, shall provide an annual certification of compliance with this Code in the form attached as Appendix A to this Code, confirming compliance with all laws, rules and regulations in the jurisdictions where they carry out their duties and where the Company is conducting its business activities, as well as compliance with the Company’s policies.

The General Counsel of the Company shall be responsible for ensuring that annual certifications are obtained on or before the end of the first fiscal quarter of each year for all directors, officers and specified Representatives and for providing written confirmation to the Board that such certifications have been obtained and summarizing the results thereof.

6.3.	Consequences of Non-Compliance

Failure to comply with this Code may result in severe consequences, including internal disciplinary action including, in serious instances, dismissal or termination. In addition, a failure to comply with this Code could amount to a violation of applicable laws or regulations. If it appears that a Representative may have violated such laws or regulations, the Company may be required to refer the matter to the appropriate regulatory authorities, which could result in penalties, fines or even possibly imprisonment.

Dated:                  March 30, 2012

Approved by:     Board of Directors

APPENDIX A
ANNUAL CERTIFICATION FORM

This will certify that I have received, been recently familiarized with and understand the following policies provided by Olympus Pacific Minerals Inc. (the “Company”):

•	Code of Business Conduct and Ethics, dated as of March 30, 2012;
•	Public Disclosure Policy, dated as of March 30, 2012;
•	Securities Trading Policy, dated as of March 30, 2012;
•	Anti-Bribery and Anti-Corruption Policy, dated as of March 30, 2012;
•	Whistleblower Policy, dated as of March 30, 2012; and
•	End-User ICT Acceptable Use Policy dated as of November 11, 2011;

(together the “Policies”).

I hereby declare that I am responsible for understanding, complying with and implementing the Policies as they apply to my position and area of responsibility. I understand that I must also comply with the policies and rules governing my individual workplace or job function.

I hereby accept and assume such responsibility as a continuing condition of my employment (in the case of employees and consultants) and acknowledge that any breach of the Policies may result in the termination of my employment or consulting arrangement with the Company.

I confirm that for the period from January 1, 20__ to December 31, 20__ I have been and am currently in compliance with the Policies, as well as the laws, regulation and rules of the jurisdiction where I carry out my business duties to the Company and all jurisdictions where the Company conducts its business activities, except as noted below or as already has been properly reported to the Company.

(Use the back of this sheet to describe any existing circumstances that may conflict with the Policies. Please include as much detail as possible.)

Name

Signature

Date